May 19, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (888) 282-6372

Andres F. Fernandez
Chief Executive Officer
American Ammunition, Inc.
3545 NW 71st Street
Miami, Florida 33147


      Re: 	American Ammunition, Inc.
      	Amendment No. 2 to Form SB-2 filed May 5, 2005
		File No. 333-122056

Dear Mr. Fernandez:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your registration statement to include interim financial information for your quarter ended March 31, 2005.

2. We note your response to comment 2 in our letter dated April
26,
2005. Please revise your description of the "conversion price" component of your conversion formula on page F-13 to reflect your use of "discounted market price" to reflect the component elsewhere in your document. In addition, please revise your statement of the conversion formula on page F-13 to include dividing by the discounted market price.

Selling Stockholders, page 44

3. We note your response to comment 11 of our previous letter. Please state in your prospectus whether the selling shareholder, La
Jolla Cove Investors, Inc., is a broker-dealer or an affiliate of a broker-dealer or confirm to us supplementally that the selling security holder is not a broker-dealer or an affiliate of a broker-dealer. If La Jolla is a broker-dealer, revise the prospectus to state that it is an underwriter.

4. If La Jolla is an affiliate of a broker-dealer, disclose the following, if true:
* La Jolla purchased in the ordinary course of business; and
* At the time of purchase of the securities to be resold, La Jolla had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5. If La Jolla is an affiliate of a broker-dealer and cannot make the representations in comment 4, you must also disclose that it is an underwriter.

Exhibits

6. Please revise the legality opinion to correctly state the number of shares registered for resale that will be issuable upon conversion of the convertible debentures. The opinion currently covers up to 74,442,008 shares underlying the debentures, but only 71,778,358 of the shares you are registering for resale underlie the debentures.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or me at (202) 551-3765 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Steve Fleming, Esq. (via facsimile 212/930-9725)
      Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas, 21st Floor
	New York, New York 10018
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Andres F. Fernandez
American Ammunition, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE